Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of NuVasive, Inc. for the resale of common stock issued in connection with the merger by and among NuVasive, Inc., Catamaran Acquisition Corporation (“Merger Sub”), Impulse Monitoring, Inc. (“IMI”) and, Tullis-Dickerson & Co., Inc., in its capacity as stockholders’ agent, and to the incorporation by reference therein of our reports dated February 25, 2011, with respect to the consolidated financial statements and schedule of NuVasive, Inc., and the effectiveness of internal control over financial reporting of NuVasive, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

October 7, 2011